Exhibit (e)(37)

EFiled: Nov 10 2011 11:33AM EST Transaction ID 40825707 Case No. 7029-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JESSICA RAYMOND, Individually and on
behalf of all others similarly situated,

Plaintiff,	C.A. No.

v.

DAVID MADDEN, ARMANDO ANIDO,
MICHAEL R. DOUGHERTY, GEORGES
GEMAYEL, PAUL GODDARD, GEORGE
V. HAGER, JR., GUIDO MAGNI, CLAUDE
H. NASH, DONALD E. NICKELSON,
ADOLOR CORPORATION, CUBIST
PHARMACEUTICALS, INC., and FRD
ACQUISITION CORPORATION,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jessica Raymond (“Plaintiff”), by and through her attorneys, hereby files this Verified Class Action Complaint (“Complaint”), and alleges upon personal knowledge as to herself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1.             This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Adolor Corporation (“Adolor” or “Company”) to enjoin the acquisition of the publicly owned shares of Adolor common stock by Cubist Pharmaceuticals, Inc. (“Cubist”) and its wholly-owned subsidiary FRD Acquisition Corporation, (“FRD Acquisition” or “Merger Sub”) as detailed herein (“Proposed Transaction”).

2.             On October 24, 2011, Adolor and Cubist jointly announced that they had entered into a definitive merger agreement under which Cubist will acquire the stock of Adolor for approximately $190 million (“Merger Agreement”). Under the terms of the transaction, Adolor shareholders will receive $4.25 in cash for each share of Adolor common stock plus one contingent payment right (“CPR”) of up to $4.50 per share of Adolor common stock upon the achievement of certain conditions. The earliest payment of any level of the CPR is July 1, 2019. According to Yahoo! Finance, at least one analyst recently set a high price target of $8.00 per share of Adolor common stock with four brokers setting the median target price at $6.25 per share.

3.             Under the Merger Agreement, Cubist will commence a tender offer to purchase all of the outstanding shares of Adolor for the upfront cash payment and the CPR (“Tender Offer”). Cubist commenced the Tender Offer on November 7, 2011, and it will expire on December 6, 2011. The transaction is expected to close in the fourth quarter of 2011.

4.             In facilitating the acquisition of Adolor by Cubist for grossly inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties.

5.             In addition, by making misleading statements and material omissions in the Company’s Schedule 14D-9 Solicitation/Recommendation Statement (“14D-9”), Defendants breached their duty of candor. As set forth in detail below, the 14D-9 omits material information thereby rendering shareholders unable to decide whether to tender their shares. For example, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; and (b) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by Adolor’s financial advisor, Stifel, Nicolaus & Company (“Stifel Nicolaus”). These omissions and misstatements constitute a breach of the defendants’ fiduciary duties to shareholders. As a result of the omissions of material information, as well as the material misrepresentations, Adolor’s shareholders simply cannot make a fully informed decision as to whether to tender their shares.

6.             Given these deficiencies, the disclosures that should be made in the 14D-9 filed by Defendants in support of the Proposed Transaction are critically important to ensuring the right of Adolor shareholders to engage in a fully informed decision on whether to tender their shares in connection with the Proposed Transaction. Yet, the 14D-9, in particular the discussion of the background of the merger and the investment banker’s fairness opinion, omits material information. These deficiencies are violative of the Board’s fiduciary duties of candor, loyalty, and good faith.

7.             For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Cubist.

PARTIES

8.             Plaintiff is and has been at all relevant times a stockholder of Adolor.

9.             Adolor is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 700 Pennsylvania Drive, Exton, PA.

10.           Defendant David Madden has served as a director since January 2000 and as Chairman of the Board of Directors since May 2005.

11.           Defendant Armando Anido has served as a director of the Company since August 2003.

12.           Defendant Michael R. Dougherty has served as President, Chief Executive Officer, and as a director of the Company since December 2006.

13.           Defendant Georges Gemayel has served as a director of the Company since April 2007.

14.           Defendant Paul Goddard has served as a director of the Company since October 2000.

15.           Defendant George V. Hager, Jr. has served as a director of the Company since July 2003.

16.           Defendant Guido Magni has served as a director of the Company since June 2008.

17.           Defendant Claude H. Nash has served as a director of the Company since January 2000.

18.           Defendant Donald E. Nickelson has served as a director of the Company since September 2003.

19.           Defendants Madden, Anido, Dougherty, Gemayel, Goddard, Hager, Magni, Nash, and Nickelson are collectively referred to herein as the “Board” or the “Individual Defendants.”

20.           Defendant Cubist, a Delaware corporation with its headquarters located at 65 Hayden Avenue, Lexington, Massachusetts 02421, is a biopharmaceutical company, focused on the research, development, and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment.

21.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Cubist formed solely for the purpose of consummating the Proposed Transaction.

22.           Collectively, Adolor, the Individual Defendants, Cubist, and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

23.           Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 23 on behalf of all holders of Adolor common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

24.           This action is properly maintainable as a class action because:

a.             The Class is so numerous that joinder of all members is impracticable. As of July 15, 2011, there were 46,464,484 shares of Adolor common stock issued and outstanding. The actual number of public shareholders of Adolor will be ascertained through discovery.

b.             There are questions of law and fact that are common to the Class, including:

i)                                         whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

ii)                                      whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.             Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d.             Plaintiffs claims are typical of the claims of the other members of the

Class and Plaintiff does not have any interests adverse to the Class.

e.             The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f.              Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A.            Background

25.           Adolor is a biopharmaceutical company that engages in the discovery, development, and commercialization of novel prescription pain and pain management products. The company offers ENTEREG (alvimopan), a small molecule peripherally-acting mu-opioid receptor antagonist designed to block the adverse side effects of opioid analgesics on the gastrointestinal (GI) tract, as well as to accelerate upper and lower GI recovery following partial bowel resection surgery with primary anastomosis. It also has various product candidates in clinical development comprising peripherally-acting mu opioid receptor antagonists ADL5945, which is in phase II clinical trial to treat opioid-induced constipation; and ADL7445, a second peripherally-acting mu opioid receptor antagonist, which is considered a back-up compound. In addition, the company develops ADL6906 (beloxepin), a compound for treating chronic pain. Its preclinical products include centrally-acting mu opioid receptor antagonists for the treatment of 1-DOPA-induced dyskinesia associated with the management of Parkinson’s disease. The company sells its products primarily to wholesale drug distributors. Adolor Corporation was founded in 1993 and is headquartered in Exton, Pennsylvania. In the six months ended June 30, 2011, Adolor reported total net losses of $9,092,748 million, down from net losses of $17,876,589 million from the same period last year. For the same period this year, Cubist reported net losses of $ 2 million, down from net losses of $48.5 million from the same period last year.

B.            The Proposed Transaction

26.           On October 24, 2011, Cubist and Adolor issued a joint press release announcing the Proposed Transaction:

LEXINGTON, MASS., AND EXTON, PA., — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced that they have signed a defmitive agreement under which Cubist will acquire all of the outstanding shares of Adolor for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor stockholder will receive one Contingent Payment Right (CPR), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance, and is expected to be accretive in 2012.

Under the agreement, Cubist will commence a tender offer to purchase all of the outstanding shares of Adolor for the upfront cash payment and a CPR. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2011.

Adolor markets ENTEREG® (alvimopan), the first and only FDA-approved therapy to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is an oral, peripherally-acting mu opioid receptor antagonist. Cubist, with its focus on addressing acute care and hospital needs, will leverage its existing commercial operations to promote ENTEREG. Launched in 2008, ENTEREG generated more than $25 million in U.S. sales in 2010 and $15.7 million through June 30, 2011. Cubist anticipates peak ENTEREG sales of over $100 million annually.

Adolor’s lead development program is ADL5945, an oral, peripherally-restricted mu opioid receptor antagonist. It is currently in development for the treatment of chronic opioid induced constipation (OIC), a growing, multi-billion dollar, currently underserved market. Adolor announced positive Phase 2 data for ADL5945 in August 2011 and Phase 3 trials are expected to be initiated in 2012. Cubist plans to retain certain U.S. and specialty rights while seeking a partner to assist with ex-U.S. and primary care commercialization.

“This transaction is an excellent strategic fit for Cubist and the latest milestone in what has been a transformational year for the company,” said Cubist President and Chief Executive Officer Michael Bonney. “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets. We are excited about the acquisition of Adolor and believe it will deliver significant value to our shareholders, hospital customers, and patients.”

Michael Dougherty, Adolor’s President and Chief Executive Officer, stated, “This transaction delivers significant immediate value to Adolor stockholders, as well as potential future value through the CPRs. Cubist shares our commitment to patients and their health care providers, and we expect that ENTEREG and ADL5945 will benefit from Cubist’s proven track record and larger platform in development and commercialization.”

Terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor stockholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019. In each case, the size of the payment would depend on the parameters of the approval. The CPR will not be publicly traded.

Morgan Stanley is acting as the financial advisor to Cubist. Stifel Nicolaus Weisel is acting as the financial advisor to Adolor. Ropes & Gray LLP is serving as legal counsel to Cubist and Dechert LLP is serving as legal counsel to Adolor.

C.            The Unfair Price

27.           As discussed herein, the $4.25 per share consideration offered in the Proposed Transaction is grossly inadequate. Adolor, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction. According to Yahoo! Finance, at least one analyst recently set a high price target of $8.00 per share of Adolor common stock with four brokers setting the median target price at

$6.25 per share. Given these figures, the value of Adolor common stock is being significantly undervalued in the Proposed Transaction.

D.            The Preclusive Deal Protection Devices

28.           Despite the unfair price, the Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

29.           Specifically, if the Company terminates the Proposed Transaction because of a superior or alternative proposal, Section 8.2 of the Merger Agreement states that Company must pay Cubist $10 million.

30.           Furthermore, Section 5.2 of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company.

31.           Section 5.2 of the Merger Agreement also provides that the board of Adolor may only respond to an unsolicited takeover bid if failing to enter into discussions with a potential acquirer would be inconsistent with the directors’ fiduciary duties. The Company also must notify Cubist of the terms of any offer to purchase the Company, and is required to negotiate with Cubist and revise the Merger Agreement such that any new proposal is no longer considered superior to the Proposed Transaction.

E.             The Materially Misleading 14D-9

32.           On November 7, 2011, the Company filed its 14D-9 with the SEC. The 14D-9 is materially misleading to Adolor shareholders to the extent that those shareholders are incapable of relying upon it in deciding whether or not to tender their shares in connection with the Proposed Transaction. The 14D-9 is misleading, inter alia, with regard to the following issues discussed below.

33.           The 14D-9 is woefully deficient in its description of the negotiation and merger process engaged in by Adolor. These deficiencies include:

a.          the 14D-9 fails to disclose when Adolor and Cubist first began to discuss a potential strategic relationship, and not simply a potential transaction involving beloxepin;

b.         the 14D-9 fails to disclose which party requested many of the various meetings and negotiation sessions between Adolor and Cubist that are described in the 14D-9, and it further fails to identify the participants in such meetings. Instead, the 14D-9 resorts, inter alia, to vague references to “employees” and “representatives” and other similarly opaque terms;

c.          the 14D-9 fails to disclose who, specifically, in the “Company’s management,” other than Mr. Dougherty, conducted discussions with Cubist;

d.         the 14D-9 fails to disclose who first suggested the possibility of any CPR as part of the consideration for the Proposed Transaction, and further fails to disclose who first suggested the possibility that the CPR have more than one possible level of payment, depending on the label ADL5945 might receive;

e.          the 14D-9 fails to provide sufficient details concerning the “extensive list of companies with which management had previous interactions” regarding possible transactions, including the number of companies and the types of “interactions”;

f.            the 14D-9 fails to provide sufficient details concerning the companies on the above list that “might have a strategic interest in the Company, as well as sufficient financial resources to support an acquisition of the Company,” including the number of companies and the nature of their interest;

g.         the 14D-9 further fails to provide sufficient details concerning the “additional companies” not on the above list that were also considered regarding a possible strategic partnership, including the number of companies;

h.         the 14D-9 fails to provide sufficient details concerning the companies that Stifel Nicolaus approached to gauge interest in a potential transaction with the Company, including how these ten companies were selected, the nature of such discussions, and why such a list was limited to ten companies;

i.             the 14D-9 fails to disclose whether the ten companies on the above list were all successfully contacted, and also fails to disclose what responses Stifel Nicolaus received from the companies on this list;

j.             the 14D-9 fails to disclose why outreach efforts were terminated on October 3, 2011;

k.          the 14D-9 fails to disclose why a general agreement on the substantially final financial terms of a possible transaction was completed on September 29, 2011, even though this date was prior to the completion of outreach efforts, which were terminated October 3, 2011;

1.          the 14D-9 fails to disclose the terms of a number of the offers and counteroffers made by both Adolor and Cubist during the course of negotiations;

m.       the 14D-9 discloses that, as of October 3, 2011, “no potential acquirers or strategic partners had made an offer for a transaction with the Company or indicated that they were prepared to make an offer soon,” but fails to disclose if any of these potential partners expressed interest in Adolor, or stated that they would be prepared to make an offer in the future, or discussed a possible price for the Company; and

n.              the 14D-9 discloses that “[w]ith respect to ENTEREG, the Company Board noted that a non-binding verbal indication of interest had been received,” at some point in time, but fails to disclose when and from whom such an indication of interest had been received.

34.           Furthermore, the 14D-9 is deficient as to the descriptions provided of the various analyses done by Stifel Nicolaus in preparing its fairness opinion. These deficiencies include:

a.     Concerning the Selected Companies Analysis, the 14D-9 fails to disclose:

i)                      whether the companies selected were the only companies that met Stifel Nicolaus’s selection criteria, and if not, how the 19 companies chosen were selected;

ii)                   the enterprise value, revenue multiples and price to earnings ratios for each of the comparable companies listed; and

iii)                why the range of equity values per share was only calculated for years 2011, 2012, 2017 and 2018.

b.              Concerning the Selected Precedent Transactions Analysis, the 14D-9 fails to disclose:

i)                      whether the transactions selected were the only transactions that met Stifel Nicolaus’s selection criteria, and if not, how the 17 transactions chosen were selected;

ii)                   the transaction multiples for each of the transactions selected;

iii)                why Stifel Nicolaus chose not to include all of the fifty-four transactions that were included in the Premiums Paid Analysis in this analysis as well;

iv)               why Stifel Nicolaus chose to include all companies that filed an NDA in its analysis, regardless of the merits of that NDA, when the Company has already announced positive Phase II data for ADL5945 and Phase 3 trials are expected to be initiated soon;

v)                  what the effects were on this analysis from the “qualitative judgments concerning the differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the Transaction that could affect Adolor’s acquisition value” that Stifel Nicolaus chose to make; and

vi)               why the range of equity values per share was only calculated for years 2011 and 2012.

c.               Concerning the Premiums Paid Analysis, the 14D-9 fails to disclose the premium paid for each transaction selected;

d.              Concerning the Discounted Cash Flow Analysis, the 14D-9 fails to disclose:

i)                      whether stock-based compensation was treated as a cash expense in the analysis;

ii)                   the specific inputs and assumptions used to determine the discount rate ranges of 18% to 22%; and

iii)                why the terminal growth rates chosen were from (20%) to (10%).

e.               Concerning the Sum-of-the-Parts Analysis, the 14D-9 fails to disclose:

i)                      for the ADL5945 development program analysis, the specific inputs and assumptions used to determine the discount rate ranges of 13% to 15%;

ii)                   for the ADL5945 development program analysis, the reasons a probability success range of sensitivity from 55% to 75% was selected; and

iii)                for calculating corporate overhead, the specific inputs and assumptions used to determine the discount rate of 14%.

f.                 Concerning Certain Projected Financial Information of the Company, the 14D-9 fails to disclose:

i)                      the assumptions made by the Company concerning ENTEREG regarding pricing, market penetration, competition, intellectual property, promotion costs and manufacturing costs;

ii)                   the assumptions made by the Company with respect to the development and commercialization of ADL5945 regarding development costs and timing, the timing of regulatory approval and the impact on the product of different labeling possibilities, the terms and timing of partnering the product outside the United States, commercialization costs, manufacturing costs, market size and penetration, competition and intellectual property;

iii)                EBIT (or depreciation and amortization);

iv)               stock-based compensation expense;

v)                  taxes (or tax rate);

vi)               deferred taxes;

vii)            changes in working capital; and

viii)         other cash flow items considered.

35.           For all of the foregoing reasons, the 14D-9 is materially misleading to Adolor shareholders.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

36.           Plaintiff repeats all previous allegations as if set forth in full herein.

37.           The Board has knowingly and recklessly violated fiduciary duties of care, loyalty, good faith, independence, and candor owed to the public shareholders of Adolor.

38.           The Board’s recommendation of the Proposed Transaction will result in change of control of the Company, which imposes heightened fiduciary responsibilities to maximize Adolor’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

39.           The Board has breached its fiduciary duties of loyalty, good faith, independence, and candor owed to the shareholders of Adolor because, among other reasons:

(a)             it failed to take steps to maximize the value of Adolor to its public shareholders and took steps to avoid competitive bidding; and

(b)             it failed to properly value Adolor or to pursue a reasonable course of action to maximize the value of Adolor in connection with a potential sale of the Company; and

(c)             it failed to disclose material facts in connection with shareholders’ decision to tender their Adolor shares.

40.           As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Adolor’s assets, will be prevented from benefiting from a value- maximizing transaction, and will not be fully informed in connection with the Tender Offer.

41.           Unless enjoined by this Court, the Board will continue to breach its fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

42.           Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Against Cubist and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty

43.           Plaintiff repeats and realleges each allegation set forth herein.

44.           Cubist and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Adolor’s public shareholders, and have participated in such breaches of fiduciary duties.

45.           Cubist and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Cubist and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

46.           Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in her favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction

C.            Directing the Individual Defendants to adopt and implement a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

D.            Requiring Defendants to disclose all material information relating to the Proposed Transaction;

E.             Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

F.             Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

G.            Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.            Granting such other and further relief as this Court may deem just and proper.

Dated: November 10, 2011	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 North Market Street, Suite 1401
P.O. Box 1070
OF COUNSEL:		Wilmington, DE 19899-1070
(302) 656-4433
BROWER PIVEN		ckeener@rmgglaw.com
A Professional Corporation
David A.P. Brower	Counsel for Plaintiff
Brian C. Kerr
488 Madison Avenue, Eighth Floor New York, NY 10022
(212) 501-9000